March 20, 2019

Atento

Fiscal 2018 Fourth Quarter and Full Year Results

Investor Relations
Shay Chor
shay.chor@atento.com

Fernando Schneider
fernando.schneider@atento.com

ATENTO



Disclaimer

This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue", the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled "Risk Factors" in our Annual Report on Form 20-F.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation.

The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards ("IFRS"). We refer to these measures as "non-GAAP financial measurers." The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Additional information about Atento can be found at www.atento.com.

Strategic Overview
Carlos López-Abadía, CEO

ATENTO

Personal introduction



- Over 1 month on the job
- 30 year~~s~~ career in technology and consulting
- Management and operational expertise at the global level
- Business turnaround and digital transformation track records
- Previous C level & leadership positions

Initial Observations at Atento

- Market leader with strong brand awareness and excellent reputation across regions
- Solid, long-standing relationships with large base of blue-chip clients
- Strong capabilities and solutions and a culture of continuous innovation mainly in Brazil
- Talented, energetic and collaborative team
- Opportunities to improve execution and optimize cost structure to enhance near-term profitability and better position Atento for the future
- Significant opportunities to accelerate Atento's revenue and profit growth in the medium to long term
    - Challenges are dwarfed by the opportunities
    - Amidst a profound industry transformation, believe Atento is best positioned to be the winner.

Fiscal 2018 Observations

- Atento is delivering growth in the right areas
  - Operational improvement plan in 1H 2018 in Brazil led to margin recovery in Q3 and strong Q4 overall performance in our flagship operation
  - Multisector continues to be a growth engine for Atento and now represents 61% of total sales
  - Revenue from value-added solutions at ~27% of total in FY 2018, vs. ~26% in FY 2017
- Strong structural cash flow generation
  - $88.8 million of FCF before interest and acquisitions in FY 18 representing 48% of EBITDA for the year, exceeding guidance
- Continuing to strengthen client relationships
  - Partnership with Samsung and Unimed-Rio carve-out in Brazil
  - Digital strategy to enhance Kia´s customer experience in Mexico
- While Atento showed progress in 2H 2018, we are not satisfied with our performance

Aligning Incentives to Achieve Business Priorities

1 Forecast, results reliability

2 Profitability improvement

3 Speed up next generation services & solution expansion

4 Build basis for growth

Confident in **ability to execute against near-term objectives and capture long-term opportunities**, improving Atento's revenue and profit growth trajectory

Look forward to providing further **updates on strategies and initiatives on our Q1 2019 earnings call**

Financial Results Highlights

Mauricio Montilha, CFO

ATENTO

Q4 and Fiscal 2018 Results Highlights

- **Revenue: delivering growth in the right areas**
  - Consolidated revenues up 4.4% in Q4, fueled by 11.4% growth in Brazil
  - FY 2018 revenue growth of 4.3% within guidance
  - Multisector up 6.2% in Q4, with Brazil delivering a 13.0% expansion. In FY 2018, Multisector revenues up 6.1%, representing 61.0% of total
  - TEF revenues up 2.2% in the quarter, implying 1.6% growth in FY 2018

- **Profitability: 11.6% EBITDA margin in Q4 ex one-offs, with sequential Brazil recovery to 13.9%**
  - EBITDA margin of 9.2% in Q4 includes $10.0 million in one-off costs related to management changes
  - FY 2018 EBITDA margin ex one-offs of 10.7%, slightly below guidance as discussed on Q3 earnings call
  - Brazil profitability of 13.9% in Q4

- **EPS of $0.20 in Q4 and $0.28 in FY 2018**
  - Recurring EPS of $0.21 in Q4 and $0.77 in FY 2018, +24.7% when compared to FY 2017

- **Strong cashflow and healthy balance sheet**
  - FCF before interest and acquisitions totaled $45.2 million in Q4 and $88.8 million in FY 2018
  - 48.1% cash conversion in FY 2018 compares to guidance of 35-40%
  - Net debt down 9.7% sequentially to $326 million, with net leverage stable at 1.8x in Q4 2018

- **Share buyback program**
  - Acquired 0.4 million shares in Q4 at a cost of $2.9 million
  - Since program approval in July 2018, Atento repurchased a total of 1.1 million shares at a cost of $8.2 million

Atento Group: Q4 2018 driven by strong result in Brazil

US$ MM Except per share	Q4 2018	Q4 2017	CC Growth (%) (1)	FY 2018	FY 2017	CC Growth (%) (1)
Revenue	421.8	478.3	4.4%	1,818.2	1,921.3	4.3%
EBITDA (2)	39.0	46.1	-8.2%	184.8	196.9	2.2%
Margin (%)	9.2%	9.6%	-0.4 p.p.	10.2%	10.2%	-0.1 p.p.
Adjusted EBITDA	39.0	55.1	-24.7%	184.8	221.0	-9.2%
Margin (%)	9.2%	11.5%	-2.3 p.p.	10.2%	11.5%	-1.3 p.p.
Net Income (4)	15.0	(8.9)	N.M	20.5	(13.6)	N.M
Recurring Net Income (3)	15.7	15.9	-42.4%	57.2	55.2	24.6%
EPS (4)	$0.20	($0.12)	N.M	$0.28	($0.18)	N.M
Recurring EPS (3)	$0.21	$0.21	-42.3%	$0.77	$0.75	24.7%
Cashflow, Debt and Leverage						
Free Cash Flow (5)	45.2	26.3		88.8	81.0	
Cash and Cash Equivalents	133.5	141.8				
Net Debt	326.2	344.5				
Leverage (x)	1.8	1.6				

Highlights(1)

- **Q4 2018**
  - Revenue growth of 4.4% YoY, driven by higher volumes with existing clients in Brazil and new clients in Spain, partially offset by lower volumes from Multisector in Americas
  - Revenues from higher value-added solutions was 28.0%
  - EBITDA margin of 11.6% when excluding $10.0 million one-off costs related to management changes
  - Recurring EPS of $0.21 in Q4, or $0.19 when adjusted for:
    - Negative impact of $3.3 million pre-tax from MTM of BRL-USD hedge related to interest on 2022 SSN
    - Negative impact of $10.0 million pre-tax costs related to management changes
    - Positive impact of $10.1 million adjustment for hyperinflation accounting in Argentina
  - FCF before interest and acquisitions of $45.2 million
- **Full Year 2018**
  - Revenue growth of 4.3% within guidance
  - Revenues from higher value-added solutions at 26.6% of total compared to 25.9% in FY 2017
  - EBITDA margin of 10.7% when excluding $10.0 million one-off costs related to management changes
  - Recurring EPS of $0.77, +24.7% in CCY vs FY 2017
  - FCF before interest and acquisitions of $88.8 million

ATENTO

(1) Unless otherwise noted, all results are for Q4 2018; all revenue growth rates are on a constant currency basis, year-over-year. Please refer to the MD&A section of the Q4 2018 6K for more details. (2) EBITDA, Adj. EBITDA and Adj. Earnings are Non GAAP measures. For more information, see Glossary page. (3) Adjusted Earnings and Adjusted EPS attributable to Owners of the parent. (4) Reported Net Income and Earnings per Share (EPS) include the impact of non-cash foreign exchange gains/losses on intercompany balances. (5) We define Free Cash flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses.

Brazil: Strong Revenue Growth with Margin reaching 13.9% in Q4

US$ MM	Q4 2018	Q4 2017	CC Growth (%) (1)	FY 2018	FY 2017	CC Growth (%) (1)
Revenue	213.2	224.5	*11.4%*	877.7	944.8	*5.9%*
Adjusted EBITDA (2)	29.5	29.6	*14.4%*	99.4	124.7	*-10.6%*
Margin	13.9%	13.2%	*0.7 p.p.*	11.3%	13.2%	*-1.9 p.p.*
Operating income/(loss)	4.1	(0.2)	*N.M.*	1.4	13.7	*-88.5%*

Revenue Mix – Q4 2018



29.7%
70.3%
TEF
Multisector

Revenue Mix – FY2018



30.4%
69.6%
TEF
Multisector

Highlights(1)

- **Revenues growth of 11.4% in Q4 and 5.9% in FY**
  - Multisector continues to be the growth engine, with revenues up 13.0% in the quarter and 6.7% in FY
    - Revenues in Q4 fueled by financial services, mainly from volume ramp up of new contracts acquired throughout 2018
  - TEF revenues increased 7.6% in Q4 due to higher volume, while FY 2018 revenue grew 3.9%
    - Continued delivering digital solutions to TEF Group
  - Continued revenue diversification, with Multisector mix up 0.5 p.p. YoY to 69.6% in FY 2018
- **Profitability improves to 13.9% in Q4**
  - Favorable business seasonality in 2H18 combined with operational improvements implemented in 1H18
- **Recognitions and awards**
  - Joint-study by Mckinsey and Valor Economico recognized Atento as one of the companies with the highest level of digital maturity in Brazil and number one in Telecommunications and Technology

(1) Unless otherwise noted, all results are for Q4 2018; all growth rates are on a constant currency basis and year-over-year.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

Americas: Lower Revenues and Profitability in Argentina and Mexico

US$ MM	Q4 2018	Q4 2017	CC Growth (%) (1)	FY 2018	FY 2017	CC Growth (%) (1)
Revenue	150.6	200.6	-5.7%	708.7	758.0	3.5%
Adjusted EBITDA[(2)]	6.7	20.6	-66.6%	73.5	83.5	-8.9%
Margin	4.5%	10.3%	-5.8 p.p.	10.4%	11.0%	-0.6 p.p.
Operating income/(loss)	7.3	3.1	N.M.	13.9	8.6	-53.4%

Revenue Mix – Q4 2018


40.4%
59.6%
TEF
Multisector

Revenue Mix – FY2018


40.8%
59.2%
TEF
Multisector

Highlights[(1)]

- **Revenues down 5.7% in Q4 and up 3.5% in FY**
  - Lower volumes in Argentina, Mexico and Peru, with good showing in Chile
  - Multisector down 5.0% in the quarter and up 5.4% FY
    - Lower volumes in telco space, mainly in the more massive CRM
    - Financial sector mixed, with higher volumes in Chile from ramp up of contracts acquired in Q3 2018, offset by weaker volumes in Mexico
  - Multisector mix up 1.2 p.p. to 59.2% of total in FY
  - TEF revenues down 5.8% in the quarter, mainly in Argentina, Chile and Peru, while FY revenues grew 0.8%
- **Profitability impacted by one-offs**
  - Margin down 5.8 p.p. in Q4 and 0.6 p.p. in FY on weaker volumes in Argentina, Mexico and Peru
  - Margins of 9.5% in the quarter and 11.4% in FY when excluding one-off costs related to changes in management
- **Recognitions and awards**
  - Atento received award for being one of the Best Places to Work in Argentina, Peru and Uruguay

(1) Unless otherwise noted, all results are for Q4 2018; all growth rates are on constant currency basis and year-over-year, and may differ from 6K due to certain intra-group eliminations
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

EMEA: Revenue Growth and Margin Expansion

US$ MM	Q4 2018	Q4 2017	CC Growth (%) (1)	FY 2018	FY 2017	CC Growth (%) (1)
Revenue	59.8	56.5	*9.3%*	240.9	223.4	*2.7%*
Adjusted EBITDA(2)	2.8	3.2	*-18.9%*	19.5	14.8	*16.5%*
Margin	4.7%	5.6%	*-0.9 p.p.*	8.1%	6.6%	*1.5 p.p.*
Operating income/(loss)	(1.4)	(1.2)	*27.1%*	-	(13.6)	*N.M*

Revenue Mix – Q4 2018


41.5%
58.5%
TEF
Multisector

Revenue Mix – FY2018


39.9%
60.1%
TEF
Multisector

Highlights(1)

- **Revenues up 9.3% in Q4**
  - Multisector up 8.4%, reflecting new client wins in the quarter, especially in utilities sector. FY 2018 revenues increased 8.8%
  - Multisector mix at 39.9% in FY, +2.1 p.p. vs FY 2017
  - Revenues from TEF increased 9.9% in the quarter and declined 1.0% in FY
    - Low comparison base from one-off negative impact in Q4 2017
- **Profitability: normalized level in FY**
  - FY margin in line with expected normalized level of 8-9%
- **Recognitions and awards**
  - Customer Service Award: Best Customer Outsourcer in Spain for Atento's services to Endesa

ATENTO

(1) Unless otherwise noted, all results are for Q4 2018; all revenue growth rates are on a constant currency basis and year-over-year. Please refer to the MD&A section of the Q4 2018 6K for more details.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

Solid FCF and Robust Balance Sheet

Free Cash Flow (FCF) US$ MM	Q4 2018	Q4 2017	FY 2018	FY 2017
Net Cash flow from/(used in) operating activities	**43.8**	**43.2**	**81.2**	**114.7**
Add-Backs: Net Interest Paid	4.2	8.1	48.8	27.5
Add-Backs: Income Tax Paid	7.8	5.7	20.4	20.6
Operating Cash Flow [1]	**55.7**	**57.0**	**150.4**	**162.7**
Cash Capex [2]	(2.8)	(25.0)	(41.2)	(61.2)
Income Tax Paid	(7.8)	(5.7)	(20.4)	(20.6)
Free Cash Flow before Interest and Acquisitions	**45.2**	**26.3**	**88.8**	**81.0**
EBITDA to Cash Conversion (%)	***115.9%***	***57.0%***	***48.1%***	***41.1%***
Acquisitions	0.0	(1.5)	0.0	(29.8)
Net Financial Expenses [3]	(4.2)	(8.1)	(48.8)	(27.5)
Free Cash Flow (FCF)	**41.0**	**16.7**	**40.0**	**23.7**



Net Debt / EBITDA
$MM
1.6x
1.8x
1.7x
1.8x
1.8x
345
395
372
361
326
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18
Net Debt
Net Debt / EBITDA

Highlights

- **Positive FCF of $41.0 million in Q4**
- **Cash flow before interest and acquisitions of +$45.2 million in Q4**
  - Higher than expected revenue anticipation by clients
  - FY 2018 EBITDA-to-Cash Conversion of 48.1% compares to 35-40% guidance
- **FY Cash Capex totaled 2.3% of revenues**
  - Compares to 3.2% in FY 2017
  - Below guidance of 3.5-4.0%
- **Net debt down 9.7% sequentially**
  - Gross debt stood at $459.8 million
- **Net leverage stable at 1.8x**
- **Share buyback program**
  - Acquired 0.4 million shares in Q4 at a cost of $2.9 million, totaling 1.1 million shares since buyback authorization on July 2018, at a cost of $8.2 million
  - At December 31, 2018, the remaining authorization to purchase outstanding shares was $21.8 million

(1) We define Operating Cash flow as Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expenses.
(2) Does not consider acquisitions
(3) Interest payments related to the 2022 SSN are done every February and August, until Bond maturity in August 2022. Therefore, settlement of hedging instruments will impact Q1 and Q3 Net Financial Expenses cashflow of each year. FY 2017 includes one-off gains of ~$25 million from unwinding existing hedge instruments related to the debt refinance process.

ATENTO

Appendix

About Atento
Financial Reconciliations
Debt Information
Glossary

ATENTO

About Atento



ATENTO

Atento at a Glance

Company Overview

- Leading CRM BPO provider in Latin America and the fourth largest globally by revenue
- Growing end-to-end solutions for clients across all verticals & dedicated digital business unit
- Long-standing relationships with blue-chip clients
- Superior pan-LatAm delivery platform
  - 100 contact centers in 13 countries globally
  - 151,000+ employees & 91,000+ workstations globally
- Unique people focus: only CRM BPO company among the 25 best multinationals to work for and the only LatAm-based company[1]
- Proven management team: strong constant currency growth with market share gains and stable margins despite severe LatAm macroeconomic recession

Revenue Diversification Overview FY

Revenue by Offering, Vertical and Geography[2]



Services 73.4%
Solutions 26.6%
Telco 47%
Financial Services 36%
Multi-Sector 17%
Brazil 48%
Americas 39%
EMEA 13%

Source: Company filings
(1) Awarded by the Great Place to Work Institute®
(2) As of Q4 2018

We Have Evolved From A Call Center of Telefónica to LatAm's #1 CRM BPO Solutions Provider

	1999	2014-Present[(1)]	2017+
Value Proposition	▪ TEF cost center ▪ Pure-play call center ▪ Limited geographic scope	▪ Public Company ▪ Diversified CRM solutions ▪ #1 player in Latin America	

Scope of Services

Revenues ($Bn)

Client Base

Operational Platform



Services
100%
Solutions
26.6%
Services
73.4%
<0.5
1.9
Non-TEF
~10%
TEF
~90%
TEF
39%
Non-TEF
61%
<20k Workstations
92k+ Workstations

2017+

✓ Strengthen CRM BPO market leadership position, with whitespace remaining across verticals and geographies

✓ Expand addressable market via higher value-added solutions

✓ Accelerate profitable growth with mainstream digital

✓ Margin expansion due to world-class operating model

Sources: Company filings, press releases
(1) As of FY 2017

Long-Lasting, Blue-Chip Client Base

Highest client retention in the market, driven by excellence in service offering

Loyal Client Base With Best-In-Class Retention

Tech

ORBITZ, SAMSUNG, Lenovo, MOTOROLA

Other

Nestlé, MediaMarkt, McDonald's, interjet, FIAT, Whirlpool

Financial Services

BancoEstado, Santander, HSBC, Itaú, Bradesco

Telcos

Telefónica, SKY, vtr, Claro, oi

98.7% Client Retention(1)

10+ year relationship with ~60% of clients

5+ year relationship with 80% of clients (2)

Sources: Company filings

(1) Client retention is based on an average of the last three years

(2) As of 2016; length of relationship statistic excludes Telefónica

We Are The Only Scale Provider of Differentiated CRM BPO Solutions in LatAm

Uniquely Positioned to Capture Digital Growth

We Provide Differentiated End-To-End Customized Solutions


Omni-Channel
Customized Solutions
Data & Analytics
Vertical Expertise

- ✓ Relevant role in the client's value chain with higher specialization and customization
- ✓ Fully integrated with client's tools and processes
- ✓ Intelligence and tools developed and provided by Atento
- ✓ Strong momentum with leading

The Only Platform to Serve Large Clients Across LatAm

2017 LatAm CRM BPO market share (%)


Mexico
21.5%(1)
Colombia
8.5%(1)
Brazil
26.6%
Peru
32.4%(1)
Chile
27.5%
Argentina
19.0%
Atento #1 position
Atento #4 position

Sources: Frost & Sullivan, Gartner
(1) Represents local market share (defined as revenues generated and invoiced in the country with local clients)

Shareholders Structure

Post IPO on Oct 2014

Bain Capital	62,660,015
Free-float	10,959,496
Total Shares	73,619,511



15.2%
84.8%
Bain Capital
Free-float

Post Secondary Offering on Nov 2017

Bain Capital	48,520,671
Free-float	25,388,385
Total Shares	73,909,056



34.4%
65.6%
Bain Capital
Free-float

As of December 31, 2018

Bain Capital	48,520,671
Free-float	25,444,097
Treasury Shares	1,106,158
Total Shares	75,070,926



1.5%
33.9%
64.6%
Bain Capital
Free-float
Treasury Shares

Appendix

ATENTO

Adjustments to EBITDA by Quarter

($ in millions)	Fiscal 2015					Fiscal 2016					Fiscal 2017					Fiscal 2018				
	Q1	Q2	Q3[1]	Q4[1]	FY	Q1	Q2	Q3[1]	Q4[1]	FY	Q1	Q2	Q3[1]	Q4[1]	FY[4]	Q1	Q2	Q3	Q4[1]	FY[4]
Profit/(loss) for the period	**20.5**	**6.5**	**17.4**	**7.5**	**52.2**	**(4.4)**	**(7.8)**	**(0.5)**	**16.7**	**3.4**	**9.0**	**(3.7)**	**(10.1)**	**(8.9)**	**(13.6)**	**(1.7)**	**4.0**	**3.1**	**15.0**	**20.5**
Net finance expense	1.6	19.6	9.5	15.7	46.4	19.5	28.2	22.3	37.7	107.8	12.0	19.1	37.7	24.7	93.5	19.6	21.9	18.3	(4.2)	55.6
Income tax expense	5.6	5.3	8.7	3.5	23.2	1.0	0.6	2.6	1.1	5.2	3.8	7.3	(2.8)	4.3	12.5	5.5	(0.5)	3.8	4.6	13.4
Depreciation and amortization	28.0	26.5	23.3	23.7	101.5	21.4	25.1	25.0	25.4	97.3	25.4	23.4	29.6	26.0	104.4	26.3	23.6	21.8	23.6	95.2
EBITDA (non-GAAP) (unaudited)	**55.7**	**57.9**	**58.9**	**50.4**	**223.3**	**37.5**	**46.1**	**49.4**	**80.9**	**213.7**	**50.2**	**46.1**	**54.4**	**46.1**	**196.9**	**49.8**	**49.1**	**46.9**	**39.0**	**184.8**
Acquisition and integration related costs	0.1	-	-	-	0.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring costs	1.0	2.7	3.9	8.2	15.8	6.2	6.7	6.2	14.7	33.7	3.4	5.5	1.3	6.5	16.8	-	-	-	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7	0.2	0.7	2.8	9.3	-	-	-	-	-	-	-	-	-	-
Financing and IPO fees	0.3	-	-	-	0.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Contingent Value Instrument	-	-	-	-	-	-	-	-	(41.7)	(41.7)	-	-	-	-	-	-	-	-	-	-
Asset impairments and Others	0.8	1.4	2.3	2.3	6.8	(0.4)	1.2	4.2	1.9	6.9	-	0.9	4.0	2.5	7.3	-	-	-	-	-
Adjusted EBITDA (non-GAAP) (unaudited)	**58.3**	**62.1**	**65.1**	**63.8**	**249.7**	**49.0**	**54.2**	**60.5**	**58.6**	**221.9**	**53.6**	**52.5**	**59.7**	**55.1**	**221.0**	**49.8**	**49.1**	**46.9**	**39.0**	**184.8**
Adjusted EBITDA Margins	**11.3%**	**12.0%**	**14.0%**	**14.1%**	**12.8%**	**11.8%**	**12.1%**	**13.6%**	**13.3%**	**12.6%**	**11.5%**	**11.1%**	**11.9%**	**11.5%**	**11.5%**	**10.1%**	**10.4%**	**10.9%**	**9.2%**	**10.2%**

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.

(2) Additional detailed information can be found on the 4Q18 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

Add-Backs to Net Income by Quarter

($ in millions, except percentage changes)	Fiscal 2015					Fiscal 2016					Fiscal 2017					Fiscal 2018				
	Q1	Q2	Q3[1]	Q4[1]	FY[1]	Q1	Q2	Q3[1]	Q4[1]	FY[1]	Q1	Q2	Q3[1]	Q4[1]	FY[1]	Q1	Q2	Q3	Q4[1]	FY[1]
Profit/(Loss) attributable to equity holders of the parent	**20.5**	**6.5**	**17.4**	**7.5**	**52.2**	**(4.4)**	**(7.8)**	**(0.5)**	**16.7**	**3.4**	**9.0**	**(3.7)**	**(10.1)**	**(8.9)**	**(13.6)**	**(1.7)**	**4.0**	**3.1**	**15.0**	**20.5**
Acquisition and integration related Costs	0.1	-	-	-	0.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of Acquisition related Intangible assets	7.7	6.9	7.0	6.3	27.5	5.4	6.2	6.5	6.3	24.2	6.8	4.3	5.7	5.6	22.4	5.7	5.3	5.1	5.1	21.2
Restructuring Costs	1.0	2.7	3.9	8.2	15.8	6.2	6.7	6.2	14.7	33.7	3.4	5.5	1.3	6.5	16.8	-	-	-	-	-
Sponsor management fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7	0.2	0.7	2.8	9.3	-	-	-	-	-	-	-	-	-	-
Financing and IPO fees	0.3	-	-	-	0.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
PECs interest expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Asset impairments and Others	0.8	1.4	2.3	2.3	6.8	(0.4)	1.2	4.2	1.9	6.9	-	0.9	4.0	2.5	7.3	-	-	-	-	-
DTA adjustment in Spain	-	-	-	1.5	1.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net foreign exchange gain on financial instruments	(13.0)	(1.0)	(0.5)	(3.5)	(17.5)	(0.5)	(0.2)	0.1	(0.1)	(0.7)	-	0.3	2.4	(2.9)	(0.2)	3.1	(9.0)	5.9	-	0.0
Net foreign exchange impacts	0.4	2.6	(3.0)	4.5	4.0	3.0	9.2	2.5	5.8	21.1	(3.3)	4.3	3.2	19.3	23.4	2.8	19.0	9.3	(2.3)	28.8
Contingent Value Instrument	-	-	-	-	-	-	-	-	(26.2)	(26.2)	-	-	-	-	-	-	-	-	-	-
Financial Non Recurring	-	-	-	-	-	-	-	-	-	-	-	-	17.7	-	17.7	-	-	-	-	-
Depreciation Non Recurring	-	-	-	-	-	-	-	-	-	-	-	-	2.8	-	2.8	-	-	-	-	-
Tax effect	(2.9)	(3.5)	(4.1)	(2.9)	(16.2)	(5.3)	(6.0)	(5.1)	(8.1)	(23.5)	(3.4)	(2.0)	(7.4)	(5.2)	(18.2)	(2.4)	(3.7)	(4.6)	(1.6)	(11.3)
Adjusted Earnings (non-GAAP) (unaudited)	**15.3**	**15.7**	**23.0**	**26.8**	**77.9**	**9.7**	**9.5**	**14.6**	**13.8**	**48.2**	**12.5**	**9.6**	**19.6**	**16.9**	**58.4**	**7.5**	**15.1**	**15.7**	**16.2**	**59.1**
Adjusted Basic Earnings per share (in U.S. dollars) [*] (unaudited)	**0.21**	**0.21**	**0.31**	**0.36**	**1.06**	**0.13**	**0.13**	**0.20**	**0.19**	**0.65**	**0.17**	**0.13**	**0.27**	**0.23**	**0.79**	**0.10**	**0.20**	**0.25**	**0.22**	**0.80**
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	-	-	-	-	-	-	-	**14.5**	-	-	**12.5**	**9.4**	**17.6**	**15.9**	**55.2**	**7.8**	**14.3**	**18.4**	**15.7**	**57.2**
Adjusted basic Earnings per share attributable to Owners of the parent (in U.S. dollars) [**] (unaudited)	-	-	-	-	-	-	-	**0.20**	-	-	**0.17**	**0.13**	**0.24**	**0.21**	**0.75**	**0.10**	**0.19**	**0.25**	**0.21**	**0.77**

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.

(2) Additional detailed information can be found on the 4Q18 6K form of the Company on the topics related to Reconciliation of Adjusted Earnings to Profit/(loss).

Effective Tax Rate

($ in millions, except percentage changes)	Fiscal 2015	Fiscal 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2017	FY 2018
Profit/(loss) before tax[1]	**75.4**	**8.6**	**12.8**	**3.6**	**(12.9)**	**(4.6)**	**3.9**	**3.3**	**6.9**	**19.6**	**(1.0)**	**33.9**
(+) Total Add-backs to Net Income (excluding tax effect)	**41.9**	**68.3**	**6.9**	**15.3**	**37.1**	**31.0**	**11.5**	**15.3**	**20.3**	**2.8**	**90.2**	**50.0**
Acquisition and integration related Costs	*0.1*	-	-	-	-	-	-	-	-	-	-	-
Amortization of Acquisition related Intangible assets	*27.5*	*24.2*	*6.8*	*4.3*	*5.7*	*5.6*	*5.7*	*5.3*	*5.1*	*5.1*	*22.4*	*21.2*
Restructuring Costs	*15.8*	*33.7*	*3.4*	*5.5*	*1.3*	*6.5*	-	-	-	-	*16.8*	-
Site relocation costs	*3.4*	*9.3*	-	-	-	-	-	-	-	-	-	-
Financing and IPO fees	*0.3*	-	-	-	-	-	-	-	-	-	-	-
Asset impairments and Others	*6.8*	*6.9*	-	*0.9*	*4.0*	*2.5*	-	-	-	-	*7.3*	-
DTA adjustment in Spain	*1.5*	-	-	-	-	-	-	-	-	-	-	-
Net foreign exchange gain on financial instruments	*(17.5)*	*(0.7)*	-	*0.3*	*2.4*	*(2.9)*	*3.1*	*(9.0)*	*5.9*	-	*(0.2)*	*0.0*
Net foreign exchange impacts	*4.0*	*21.1*	*(3.3)*	*4.3*	*3.2*	*19.3*	*2.8*	*19.0*	*9.3*	*(2.3)*	*23.4*	*28.8*
Contingent Value Instrument	-	*(26.2)*	-	-	-		-	-	-		-	-
Financial Non Recurring	-	-	-	-	*17.7*	-	-	-	-	-	*17.7*	-
Depreciation Non Recurring	-	-	-	-	*2.8*	-	-	-	-	-	*2.8*	-
= Recurring Profit/(loss) before tax (non-GAAP) (unaudited)	**117.3**	**76.9**	**19.7**	**18.9**	**24.2**	**26.4**	**15.4**	**18.6**	**27.2**	**22.4**	**89.2**	**83.9**
(-) Recurring Tax	**(39.4)**	**(28.7)**	**(7.2)**	**(9.3)**	**(4.6)**	**(9.5)**	**(7.9)**	**(3.2)**	**(8.4)**	**(6.2)**	**(30.7)**	**(24.7)**
Income tax expense (reported)	*(23.2)*	*(5.2)*	*(3.8)*	*(7.3)*	*2.8*	*(4.3)*	*(5.5)*	*0.5*	*(3.8)*	*(4.6)*	*(12.5)*	*(13.4)*
Tax effect (non-recurring)	*(16.2)*	*(23.5)*	*(3.4)*	*(2.0)*	*(7.4)*	*(5.2)*	*(2.4)*	*(3.7)*	*(4.6)*	*(1.6)*	*(18.2)*	*(11.3)*
= Adjusted Earnings (non-GAAP) (unaudited)	**77.9**	**48.2**	**12.5**	**9.6**	**19.6**	**16.9**	**7.5**	**15.4**	**18.7**	**16.2**	**58.5**	**59.1**
Recurring ETR	**33.6%**	**37.3%**	**36.6%**	**49.2%**	**19.0%**	**36.0%**	**51.3%**	**17.7%**	**31.1%**	**27.7%**	**34.4%**	**29.4%**

(1) Profit/(loss) before income tax from continuing operations

FX Rates

FX Assumptions	Average					Average					Average				
	Q1	Q2	Q3	Q4	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018
Euro (EUR)	0.91	0.89	0.90	0.93	0.90	0.94	0.91	0.85	0.85	0.89	0.81	0.84	0.86	0.88	0.85
Brazilian Real (BRL)	3.91	3.51	3.25	3.29	3.48	3.14	3.21	3.16	3.25	3.19	3.25	3.60	3.96	3.81	3.65
Mexican Peso (MXN)	18.05	18.10	18.76	19.83	18.69	20.32	18.56	17.82	18.98	18.92	18.71	19.42	18.98	19.85	19.24
Colombian Peso (COP)	3,259.17	2,994.86	2,948.13	3,015.14	3,054.33	2,922.44	2,919.17	2,976.69	2,986.81	2,951.28	2,858.33	2,838.34	2,961.69	3,162.98	2,955.34
Chilean Peso (CLP)	702.02	677.93	661.47	665.52	676.73	655.29	663.92	642.76	633.48	648.86	601.97	620.73	663.19	679.62	641.38
Peruvian Soles (PEN)	3.45	3.32	3.34	3.40	3.38	3.29	3.26	3.25	3.25	3.26	3.24	3.26	3.29	3.36	3.29
Argentinean Peso (ARS)	14.46	14.22	14.94	15.46	14.78	15.67	15.73	17.28	17.56	16.56	19.71	23.55	32.09	37.12	28.12

Revenue Mix by Service Type

	Fiscal 2015					Fiscal 2016					Fiscal 2017					Fiscal 2018				
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Customer Service	48.7%	48.0%	47.0%	47.9%	47.9%	49.6%	49.7%	50.2%	47.8%	49.0%	50.2%	51.7%	48.2%	47.7%	48.4%	51.1%	51.8%	50.6%	50.3%	50.7%
Sales	18.2%	18.3%	18.2%	17.4%	18.0%	16.4%	16.3%	15.3%	17.2%	16.6%	16.3%	18.8%	17.2%	17.6%	16.8%	18.1%	18.0%	18.3%	18.5%	17.7%
Collection	10.0%	10.3%	10.9%	11.2%	10.6%	10.2%	10.0%	9.4%	10.0%	10.1%	9.5%	8.6%	8.1%	7.9%	8.8%	7.3%	7.5%	8.2%	8.8%	8.2%
Back Office	9.1%	9.4%	10.2%	10.2%	9.7%	10.5%	10.1%	11.2%	11.7%	10.8%	11.2%	8.3%	13.7%	13.8%	12.9%	12.0%	12.2%	13.1%	12.5%	12.9%
Technical Support	10.7%	10.7%	10.5%	9.9%	10.5%	9.6%	9.4%	9.6%	9.2%	9.4%	8.7%	9.0%	8.4%	8.7%	9.1%	7.7%	6.9%	6.3%	6.3%	6.9%
Service desk	0.1%	0.1%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	3.2%	3.2%	3.2%	3.4%	3.3%	3.7%	4.5%	4.3%	4.1%	4.1%	4.1%	3.6%	4.4%	4.3%	4.0%	3.8%	3.7%	3.5%	3.6%	3.6%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Number of Workstations and Delivery Centers

	Number of Work Stations		Number of Service Delivery Centers (1)	
	2018	2017	2018	2017
Brazil	**49,185**	**48,933**	**34**	**35**
Americas	**37,610**	**37,773**	**52**	**51**
Argentina (2)	4,455	4,220	12	12
Central America (3)	2,424	2,433	4	4
Chile	2,948	2,571	4	3
Colombia	8,477	8,643	10	10
Mexico	9,384	9,849	15	15
Peru	8,569	9,004	4	4
United States (4)	1,353	1,053	3	3
EMEA	**5,476**	**5,558**	**15**	**14**
Spain	5,476	5,558	15	14
Total	**92,271**	**92,264**	**101**	**100**

Notes:
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay.
(3) Includes Guatemala and El Salvador.
(4) Includes Puerto Rico.

Consolidated Debt and Leverage

US$MM	Currency	Maturity	Interest Rate	Outstanding Balance 4Q'18	% Mix
Senior Secured Notes [1]	USD	2022	6.125%	400,0	87%
Brazilian Debentures	BRL	2023	CDI + 3.75%	14,7	3%
BNDES	BRL	2020 / 2022	TJLP + 2.5% / SELIC + 2.5%	24,0	5%
Finance lease payables	USD / COP / BRL	2019	-	5,5	1%
Other borrowings	-	2018	-	15,5	3%
Gross Debt				**459,8**	**100,0%**
Short-Term Debt				11%	
Long-Term Debt				89%	
Net Debt				**326,2**	

[1] Cross currency swaps covers 100% of interest until 2022 and 30% of principal until 2020

Highlights 4Q18

- Leverage ratio of 1.8x
- Cash and Cash equivalents of $133.5MM, and existing revolving credit facility of $95.8MM, implying Liquidity of $229.3MM
- Average debt maturity of 3.3 years
- Average cost of debt (LTM): 7.0% per year

2018 Debt Payments

- Brazilian Debenture: $3.3MM
- BNDES: $19.0MM
- Revolving Credit Facility – Mexico: $24.4MM
- Others: $11.3MM
- 4131 (Brazil): $12.1MM

Debt Payment Schedule
$mm (@ Current FX of Dec-18)



42
8
4
400
2019
2020
2021
2022
Regular
Accelerated
Refinancing

Net Debt / EBITDA
$MM



1.6x
1.8x
1.7x
1.8x
1.8x
345
395
372
361
326
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18
Net Debt
Net Debt / EBITDA

Glossary of Terms

- Adjusted EBITDA – EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations.

- Adjusted EBITDA margin – Adjusted EBITDA excluding special items/operating revenue.

- Adjusted net income (loss) – net loss which excludes corporate transaction costs, asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-controlling interests and debt extinguishment.

- Operating Cash Flow: Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expense.

- Free cash flow before interest and acquisitions – We define Free Cash flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expense.

- Liquidity – cash and cash equivalents and undrawn revolving credit facilities.